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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934


                      Telaxis Communication Corporation
                      ---------------------------------
                               (Name of Issuer)

                     ORDINARY SHARES, NIS 0.01 PAR VALUE
                     -----------------------------------
                        (Title of Class of Securities)

                                  879202109
                                  ---------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[] Rule 13d-1(b)
[] Rule 13d-1(c)
[X] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                      [  ]

-------------------------------------------------------------------------------
1       |NAME OF REPORTING PERSON
        |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |Barel, Dr. Meir
-------------------------------------------------------------------------------
2       |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        |
        |
        |                            (a)               X
        |
        |                            (b)
        |
-------------------------------------------------------------------------------
3       |SEC USE ONLY
        |
-------------------------------------------------------------------------------
4       |CITIZENSHIP OF PLACE OF ORGANIZATION
        |
        |German
-------------------------------------------------------------------------------
                          |5       |SOLE VOTING POWER
                          |        |
                          |        |2,861,994
        NUMBER OF         |----------------------------------------------------
          SHARES          |6       |SHARED VOTING POWER
       BENEFICIALLY       |        |
         OWNED BY         |        |N/A
           EACH           |----------------------------------------------------
        REPORTING         |7       |SOLE DISPOSITIVE POWER
          PERSON          |        |
           WITH           |        |2,861,994
                          |----------------------------------------------------
                          |8       |SHARED DISPOSITIVE POWER
                          |        |
                          |        |N/A
-------------------------------------------------------------------------------
9       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |2,861,994
-------------------------------------------------------------------------------
10      |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        |
        |N/A
-------------------------------------------------------------------------------
11      |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        |
        |17.2%
-------------------------------------------------------------------------------
12      |TYPE OF REPORTING PERSON
        |
        |IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                      [  ]

-------------------------------------------------------------------------------
1       |NAME OF REPORTING PERSON
        |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |STAR VENTURES MANAGEMENT GMBH NO. 3
-------------------------------------------------------------------------------
2       |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        |
        |
        |                            (a)               X
        |
        |                            (b)
        |
-------------------------------------------------------------------------------
3       |SEC USE ONLY
        |
-------------------------------------------------------------------------------
4       |CITIZENSHIP OF PLACE OF ORGANIZATION
        |
        |  GERMANY
-------------------------------------------------------------------------------
                          |5       |SOLE VOTING POWER
                          |        |
                          |        |2,834,216
        NUMBER OF         |----------------------------------------------------
          SHARES          |6       |SHARED VOTING POWER
       BENEFICIALLY       |        |
         OWNED BY         |        |N/A
           EACH           |----------------------------------------------------
        REPORTING         |7       |SOLE DISPOSITIVE POWER
          PERSON          |        |
           WITH           |        |2,834,216
                          |----------------------------------------------------
                          |8       |SHARED DISPOSITIVE POWER
                          |        |
                          |        |N/A
-------------------------------------------------------------------------------
9       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |2,834,216
-------------------------------------------------------------------------------
10      |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        |
        |N/A
-------------------------------------------------------------------------------
11      |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        |
        |17.0%
-------------------------------------------------------------------------------
12      |TYPE OF REPORTING PERSON
        |
        |CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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         This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2000.

Item 1(a)        Name of Issuer:

                 Telaxis Communications Corporation

Item 1(b)        Address of Issuer's Principle Offices:

                 Telaxis Communications Corporation
                 20 Industrial Drive East
                 South Deerfield
                 MA 01373-0109
                 USA

Item 2(a)        Name of Persons Filing:

                 (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
                 (1) Barel, Dr. Meir
                 (2) c/o Star Ventures Management, Possartstrasse 9, D-81679
                     Munich, Germany
                 (3) German
                 (4) Ordinary Shares
                 (5) 879202109

                 (II) SVM Star Ventures Management GmbH No. 3 (,,STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invest in securities of various companies including the securities of the Company which are the subject of this filing.
                 The sole director and primary owner of STAR Germany is Barel.
                 (1) SVM Star Ventures Management GmbH No. 3
                 (2) Possartstrasse 9, D-81679 Munich, Germany
                 (3) n/a
                 (4) Ordinary Shares
                 (5) 879202109

Item 2(b)        Address of Principle Business Office or, if None, Residence:

                 see above

Item 2(c)        Citizenship:

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                 see above

Item 2(d)        Title of Class of Securities:

                 see above

Item 2(e)        CUSIP Number:

                 see above

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

                 n/a




ITEM 4.


(I) Through STAR Germany, Barel beneficially owns the following:
(a) 2,834,216 ordinary shares
(b) 17.0%
(c)

         (i) 2,834,216
         (ii) n/a
         (iii) 2,834,216
         (iv) n/a
         Beneficial ownership and sole voting and dispositive power over 517,992 (approximately 3.1%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability).
         Beneficial ownership and sole voting and dispositive power over 91,963 (approximately 0.6%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2. Beneficial ownership and sole voting and dispositive power over 623,724 (approximately 3.7%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability).
         Beneficial ownership and sole voting and dispositive power over 1,111,111 (approximately 6.7%) ordinary shares are exercised by STAR Germany on behalf of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability). 489,426 (approximately 2.9%) ordinary shares are held directly by STAR Germany as Trustee for several individuals.


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(III)    The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) 2,861,994 ordinary shares
(b) 17.2%
(c)

         (i) 2,861,994
         (ii) n/a
         (iii) 2,861,994
         (iv) n/a

Dr. Barel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 22,222 ordinary shares held directly by STAR Germany for Dr. Barel and except for 27,778 ordinary shares held in trust for Dr. Barel by Interstock Anstalt, a Liechtenstein company.

Item 5        Ownership of Five Percent of Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following.    N/A

Item 6        Ownership of More Than Five Percent on Behalf of Another
              Person:

              To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

              N/A

Item 8        Identification and Classification of Members of the Group:

              N/A

Item 9        Notice of Dissolution of the Group:

              Not Applicable.

Item 10       Certification:


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              Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2001

/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM Star Ventures Management GmbH No. 3

By:      /s/ Dr. Meir Barel
         ------------------
         Dr. Meir Barel, Director

                                  Appendix A

                     Identity of each member of the group




(I.) Dr. Meir Barel (,,Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.

(II.) SVM Star Ventures Management GmbH No. 3 (,,STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invest in securities of various companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Barel.